

May 1, 2014

Mr. Ryan P. Brizek, Esq.
Willkie Farr & Gallagher LLP
787 Seventh Avenue
New York, NY 10019-6099

       RE: The Gabelli Healthcare and Wellness^{RX} Trust
               811-22021; 333-194973

Dear Mr. Brizek:

We have reviewed the registration statement on Form N-2 for The Gabelli Healthcare and Wellness^{RX} Trust (the "Fund"), filed with the Securities and Exchange Commission on April 1, 2014, in connection with the shelf registration of Common Shares, Preferred Shares, Notes, and Subscription Rights for Common Shares and/or Preferred Shares of the Fund. Based on our review, we have the following comments.

Prospectus Summary

1. Under the heading, "Investment Objective and Policies," the disclosure states that the Fund's investments may include derivative instruments. If investing in derivatives is a principal investment strategy of the Fund, please list the types of derivatives in which the Fund may invest. In addition, please ensure that the disclosure accurately describes the Fund's use of derivatives and their risks. In connection with this, please consider the Division of Investment Management's observations on derivatives-related disclosure in the letter from Barry D. Miller, Associate Director, Office of Legal and Disclosure, to Karrie McMillan, General Counsel, Investment Company Institute dated July 30, 2010 (http://www.sec.gov/divisions/investment/guidance/ici073010.pdf).

2. Under the heading, "Investment Objective and Policies," the disclosure states that the Fund "may invest without limitation in securities of foreign issuers." If the Fund may invest in emerging markets as part of its principal investment strategies, please state that and add appropriate risks.

3. Under the heading, "Dividends and Distributions," the disclosure states, "the Fund has adopted a managed distribution policy," and, "the Fund pays to its common shareholders a distribution of $0.12 per share each quarter." Please explain the appropriateness of having a managed distribution policy for a Fund that generates very little net investment income. (For the year ended December 31, 2013, the Fund generated net investment income of 0.02% of the Fund's net assets attributable to common shareholders before distributions to preferred shareholders).

4. Under the heading, "Dividends and Distributions," the disclosure states, "if the Fund issues non-public indebtedness (for example, if it enters into a loan agreement in a privately arranged transaction with a bank), it may be able to continue to pay dividends on its capital stock even if the asset coverage ratio on its indebtedness falls below 300%.." Please explain how this complies with Section 18 of the Investment Company Act of 1940 (the "1940 Act").

5. Under the heading, "Risk Factors and Special Considerations," it states that the Fund may enter into credit default swaps. Please verify that the Fund will cover the full notional value of any credit default swap written.

6. If the Fund engages in transactions involving total return swaps it must set aside an appropriate amount of segregated assets. See generally Investment Company Act Release No. 10666 (Apr. 18, 1979). Please note that the Commission issued a concept release exploring issues relating to the use of derivatives by funds, including whether current market practices involving derivatives are consistent with the leverage provisions of the Investment Company Act of 1940. See Investment Company Act Release No. 29776 (Aug. 31, 2011). Accordingly, please be aware that the Commission or its staff could issue future guidance related to derivatives (such as total return swaps) and leverage, including guidance related to coverage requirements, which could impact the manner in which the Fund operates.

Summary of Fund Expenses

7. Please verify that the Fund has no intention of issuing notes or borrowing within the next year. If the Fund may issue notes or borrow within the next year, please estimate the costs of issuing notes and/or borrowing and include those costs in the fee table.

8. In the Shareholder Transaction Expenses section of the Fee Table there is a line item for "Preferred Share Offering Expenses Borne by the Fund (as a percentage of net assets attributable to common shares)." This expense does not appear to be a sales load. Please explain why this expense is included in the Shareholder Transaction Expenses section instead of the Annual Expenses section of the Fee Table.

9. In the paragraph preceding the expense example, the disclosure states, "The following example illustrates the expenses (including the maximum estimated sales load of $10 and estimated offering expenses of $3.90 from the issuance of $150 million in common shares) you would pay on a $1,000 investment in common shares." The example should reflect all costs to common shareholders, including those costs due to an offering of preferred shares or notes.

10. For both expense examples (with and without the dividends on preferred shares), using the numbers in the Fee Table, it appears as though the expenses should be higher than those shown. Please ensure that all shareholder transaction expenses and all annual expenses are included in the calculation of the expense examples.

Leverage Risk

11. Under the heading, "Special Risks to Holders of Notes," the second paragraph discusses risks to common shareholders if the Fund issues notes. Please move this disclosure under a more appropriate heading.

Management of the Fund

12. The disclosure states, "The Fund's (who, with its officers, are described in the SAI) has overall responsibility for the management of the Fund." There appears to be a word missing after "Fund's."

Subscription Rights

13. The disclosure states, "We may issue subscription rights to holders of our … (ii) preferred shares to purchase common or preferred shares…." Please explain to us the legal basis for issuing subscription rights to holders of preferred shares to purchase common shares. See Rule 415(a)(1)(x) under the Securities Act of 1933. Additionally, please explain how a subscription rights offering issued to holders of preferred shares to purchase common shares complies with Section 23(b) of the 1940 Act.

14. Please confirm that the ratio for a rights offering to purchase common shares will not exceed one new common share for each three rights held.

15. Under the heading, "Exercise of Subscription Rights," the disclosure states, "A certain number of subscription rights would entitle the holder of the subscription right(s) to purchase for cash (or, for preferred shares, outstanding preferred shares or a combination of cash and outstanding preferred shares)." Please provide to us the legal basis for allowing a subscription rights holder to exercise the rights by purchasing shares with outstanding preferred shares or a combination of outstanding preferred shares and cash. See Rule 415(a)(1)(x) under the Securities Act of 1933, Pilgrim America Prime Rate Trust, SEC Staff No-Action Letter (May 1, 1998), and Nuveen Virginia Premium Income Municipal Fund, SEC Staff No-Action Letter (October 6, 2006).

Prospectus Supplements

16. For both the prospectus supplement for a preferred shares offering and the prospectus supplement for a subscription rights offering to purchase preferred shares, the disclosure appears to discuss only the terms and risks of a fixed rate preferred share offering. It states in the prospectus that the offering may be for fixed rate preferred shares or variable rate preferred shares. Please either include the terms and risks of a variable rate preferred shares offering or remove references to an offering of variable rate preferred shares from the prospectus.

General

17. We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in an amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any amendments.

18. Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with your registration statement.

19. Response to this letter should be in the form of an amendment. Where no change will be made in the filing in response to a comment, please indicate this fact in a supplemental letter and briefly state the basis for your position. Please note that comments we give in one section apply to other sections in the filing that contain the same or similar disclosure.

20. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Fund and its management are in possession of all facts relating to the Fund's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

    Notwithstanding our comments, please furnish a letter acknowledging that
    - Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
    - The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
    - The Fund may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.


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If you have any questions about these comments, please call me at 202-551-6957.

Sincerely,

/s/ *Laura E. Hatch*

Laura E. Hatch
Staff Accountant